SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|




      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Quarterly Report for the period ending March 31, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

CGI Group Inc. Quarterly Report 2
For the six months ended March 31, 2002

About CGI
Founded in 1976, CGI is the fourth largest  independent  information  technology
(IT) services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$9.1 billion (US$5.7 billion).CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices.

Stock Exchanges
Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (as at March 31, 2002)
338,993,373 Class A subordinate shares
40,799,774 Class B shares

Second Quarter Fiscal 2002 Trading History
TSE                                             NYSE
(CDN$)                                          (US$)
High: $12.89                                    High: $8.12
Low: $9.55                                      Low: $5.90
Close: $9.97                                    Close: $6.10
Ave. Volume: 802,000                            Ave. Volume: 54,805

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgiusa.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.ca

www.cgi.ca

CGI Reports Strong Growth in Second Quarter of Fiscal 2002

CGI reported strong unaudited results for its second quarter ended March 31, 2002. All figures are in Canadian dollars unless otherwise indicated.

Second Quarter Highlights
o  Revenue of $539.2  million was 44.2%  higher than the  comparable  period one year ago and 3.5% higher sequentially. Year-over-year organic growth was 14.9% in the second quarter
o Net earnings in the second quarter increased 49.5% to $33.2 million, from comparable cash net earnings of $22.2 million in the same quarter a year ago. Net earnings per share of $0.09 for the quarter were up 12.5% over comparable cash net earnings per share of $0.08 reported for the second quarter of fiscal 2001, despite a 31.7% increase in weighted average number of shares outstanding
o  Operating cash flow was up 63.9% year-over-year to $57.4 million
o Backlog of signed contracts stands at $9.1 billion with a weighted average remaining contract term of 6.8 years
o Current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion
o In accordance with new Canadian Institute of Chartered Accountants recommendations, we concluded our assessment of the goodwill and will not record any impairment loss.

We are pleased with the financial results achieved in the quarter. The strong year-over-year and sequential growth was a function of solid demand for our IT services from new and existing clients, in all verticals and across all geographic areas, especially in Canada. While achieving strong financial results, we also continued to strengthen our operations and position ourselves for future growth, particularly in the US market.

Operating Highlights
In order for CGI to focus more intently on geographical areas with the highest growth potential, namely North America and Europe, CGI's Australian and Japanese operations were recently divested in separate transactions. The combined revenue for these two units had been approximately $9 million on an annualized basis, and there was no impact on the consolidated statement of earnings for the sale of these units.

On April 2, 2002, we acquired Albany, New York based Rapid Application Developers, Inc. ("RAD") as part of our ongoing, niche acquisition strategy. RAD was acquired to enhance CGI's presence in the state government sector in Northeast United States. RAD had revenue last year of US$4.2 million in the government sector.

Finally, in a continuing effort to maximize the opportunities for CGI's future growth, we made adjustments to our organizational structure. Effective immediately, Satish Sanan becomes Vice-Chairman of CGI, reporting directly to me, and is responsible for pursuing large IT and business process services outsourcing opportunities in the US. Daniel Rocheleau, Executive Vice-President and Chief Engineering Officer, will continue his responsibility for the development of large strategic outsourcing and partnership initiatives for CGI in Canada and Europe. Michael Roach, who already managed more than 70% of CGI's operations as President, Canada & Europe, becomes President and Chief Operating Officer, with responsibility for the continuity of all CGI operations. Joseph Saliba becomes President, US, assuming operational responsibilities for the US in addition to leading the Business Process Services unit. Joseph now reports to Michael Roach.

CGI's opportunity for growth as a leading North American provider of IT services is tremendous and we are fully intent on leveraging our potential. Especially in the US, where we see increasing demand for our service offering, we believe that these adjustments to our organizational structure will strengthen our ability to pursue new business initiatives and improve operational efficiencies.

Our strong growth will continue to be driven by a combination of strategic acquisitions and organic growth initiatives. Additionally, we have established a diversified client base of more than 3,000 companies and enjoy strong recurring revenue from long-term outsourcing contracts. As such, CGI's continued growth is not solely dependent on winning large IT and business process outsourcing contracts. However, our position as the leading IT services provider in Canada and our growing recognition in the US, partly a result of a number of successful marketing initiatives, has fueled a robust pipeline of $5 billion in outstanding proposals. Our strong financial position, flexible client partnerships, and unique global delivery model give us confidence in the ability to turn this pipeline into backlog and deliver even stronger results going forward.

Serge Godin
Chairman and Chief Executive Officer
April 23, 2002

Management's Discussion and Analysis of Financial Position and Results of Operations Second quarter ended March 31, 2002

The following discussion and analysis should be read in conjunction with financial statements for the six months ended March 31, 2002, with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2001 annual report, including the section on risks and uncertainties; and with the notes to the financial statements for the second quarter of fiscal year 2002 and in the fiscal 2001 annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Revenue
Revenue for the second quarter ended March 31, 2002 increased 44.2% to $539.2 million, from $374.0 million in the same quarter last year, and was up 3.5% sequentially over first quarter revenue of $520.8 million. Organic growth represented 14.9% during the quarter. In addition to good organic growth in the quarter, the increase in revenue also reflects the contribution of acquisitions completed in the past year.

In the second quarter, revenue from long-term outsourcing contracts represented 72% of the Company's total revenue, including 15% from business processing services, while project oriented consulting and systems integration work represented 28%. Geographically, contribution to revenue was similar to last quarter, with clients in Canada representing 72%; clients in the US representing 21%; and all other regions, 7%. CGI improved its position as a leading IT services provider in the financial services sector, which represented 41% of revenue; while telecom represented 25%; government, 16%; manufacturing, retail and distribution, 15%; utilities and services, 2%; and healthcare, 1%.

For the first six months of fiscal 2002, revenue increased 49.7% to $1,060.0 million, up from $708.2 million in the corresponding period of 2001.

Operating Expenses
The costs of services, selling and administrative expenses were $454.7 million, or 43.5% higher than the prior year. Total operating expenses, which also include research and development, represented 85.1% of revenue, an improvement from 85.6% in the second quarter of fiscal 2001 and a slight improvement from an expense ratio of 85.2% in the first quarter of fiscal 2002.

Depreciation and Amortization
Depreciation and amortization of fixed assets increased to $11.3 million, from $7.9 million in the previous year. The year-over-year increase reflected the fact that additional business and assets were acquired in the course of acquisitions and through the signing of large outsourcing contracts.

Amortization of contract costs and other long-term assets increased year-over-year to $11.9 million, from $6.3 million in fiscal 2001, mainly as a result of the capitalization of contract costs following the signing of large outsourcing contracts.

Sequentially, the increase in depreciation and amortization of fixed assets was negligible. The decrease in amortization of contract costs and other long-term assets, quarter over quarter, stems from the fact that no new major outsourcing contract was initiated in the quarter, thus resulting in no incremental amortization. The decrease also reflects the fact that certain contract costs had been fully amortized in the previous quarter.

Income Taxes
The effective income tax rate was 41.6% in the second quarter of fiscal 2002 compared with 43.6% for the second quarter of fiscal 2001 and 41.3% for the first quarter of fiscal 2002. The decrease in the effective income tax rate compared with last year is a result of the combined effect of two developments. First, there was a reduction in the tax loss incurred by foreign subsidiaries (namely in the US and Europe) in the second quarter of 2002 over the same period in 2001, for which a valuation allowance had been provided against the future tax benefit. Second, there was a general Canadian statutory tax rate reduction in fiscal 2002 compared with fiscal 2001.

Amortization of Goodwill, Net of Income Taxes
Effective October 1, 2001, CGI stopped amortizing goodwill. Accordingly, net earnings reported for quarters since October 1, 2001 and earnings before amortization of goodwill (cash net earnings) reported for quarters prior to that date, are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings results to cash net earnings figures provided in year-over-year comparisons.

Net Earnings
Net earnings in the second quarter of fiscal 2002 increased 49.5% to $33.2 million, against comparable cash net earnings of $22.2 million in the same quarter a year ago, and were 8.4% higher sequentially, compared with $30.6 million reported in the first quarter. Net earnings per share of $0.09 for the quarter were up 12.5% over $0.08 reported for the second quarter of fiscal 2001, and comparable to $0.08 reported in the first quarter. Net earnings per share increased, despite a 31.7% year-over-year and 2.8% sequential increase in weighted average number of shares outstanding. The net margin improved to 6.2%, compared with 5.9% in the first quarter and 4.1% in the second quarter of fiscal 2001.

Net earnings for the first six months of fiscal 2002 totalled $63.8 million, an increase of 66.4% from $38.3 million reported for the same period one year ago. Net earnings per share of $0.17 in the period were up 21.4% over comparable cash net earnings of $0.14 reported in the first six months of 2001.

Liquidity and Financial Resources
CGI maintains a strong balance sheet and cash position, which together with bank credit lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At March 31, 2002, the total credit facilities available amounted to $218.1 million. At March 31, 2002, CGI had cash and cash equivalents of $152.5 million, compared with $155.8 million at December 31, 2001.

Operating cash flow (operating cash flow represents cash provided by operating activities before changes in working capital items) in the second quarter improved to $57.4 million, compared with $35.0 million in the second quarter a year ago and $43.3 million in the first quarter of fiscal 2002. The yearover-year and sequential improvements in operating cash flow

Management's Discussion and Analysis of Financial Position and Results of Operations Second quarter ended March 31, 2002 largely reflect the improvement in net earnings along with an increase in the depreciation of fixed assets, the amortization of contract costs and other long-term assets and deferred credits and other long-term liabilities related to the acquisitions and large outsourcing contracts closed in the year and changes in future income taxes.

As at March 31, 2002, CGI's long-term debt totalled $38.6 million, compared with $54.7 million at December 31, 2001.

Accounting Changes
On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company has completed the transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

The CICA also issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This new section, which is effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company is currently evaluating the effect that implementation will have on its Consolidated Financial Statements.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forwardlooking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include, and are not restricted to, the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange
Commission ("SEC"); the Company's Annual Information Form filed with the Canadian securities commissions; on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal; and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

                                                                                       Three months                Six months
                                                                                      ended March 31,             ended March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002         2001  |        2002         2001
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                         $            $  |           $            $
Revenue                                                                            539,199      373,982  |   1,059,982      708,161
---------------------------------------------------------------------------------------------------------|-------------------------
Operating expenses                                                                                       |
            Costs of services, selling and administrative expenses                 454,717      316,949  |     894,252      606,770
            Research                                                                 4,277        3,029  |       8,582        5,519
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                   458,994      319,978  |     902,834      612,289
---------------------------------------------------------------------------------------------------------|-------------------------
Earnings before the under-noted:                                                    80,205       54,004  |     157,148       95,872
---------------------------------------------------------------------------------------------------------|-------------------------
            Depreciation and amortization of fixed assets                           11,267        7,937  |      22,411       14,774
            Amortization of contract costs and other long-term assets               11,853        6,347  |      25,093       11,814
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                    23,120       14,284  |      47,504       26,588
---------------------------------------------------------------------------------------------------------|-------------------------
Earnings before the following items:                                                57,085       39,720  |     109,644       69,284
---------------------------------------------------------------------------------------------------------|-------------------------
Interest                                                                                                 |
            Long-term debt                                                            (491)        (972) |      (1,317)      (1,834)
            Other                                                                      270          615  |         682        1,122
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                      (221)        (357) |        (635)        (712)
---------------------------------------------------------------------------------------------------------|-------------------------
Earnings before income taxes, entity subject to significant influence                                    |
   and amortization of goodwill                                                     56,864       39,363  |     109,009       68,572
Income taxes                                                                        23,677       17,165  |      45,210       30,239
---------------------------------------------------------------------------------------------------------|-------------------------
Earnings before entity subject to significant influence                                                  |
   and amortization of goodwill                                                     33,187       22,198  |      63,799       38,333
Entity subject to significant influence                                                  -            -  |           -            7
---------------------------------------------------------------------------------------------------------|-------------------------
Earnings before amortization of goodwill                                            33,187       22,198  |      63,799       38,340
Amortization of goodwill, net of income taxes                                            -        6,992  |           -       12,712
---------------------------------------------------------------------------------------------------------|-------------------------
Net earnings                                                                        33,187       15,206  |      63,799       25,628
---------------------------------------------------------------------------------------------------------|-------------------------
Weighted average number of outstanding Class A subordinate shares                                        |
   and Class B shares                                                          379,617,757  288,261,784  | 374,455,980  281,893,441
---------------------------------------------------------------------------------------------------------|-------------------------
Basic and diluted earnings per share before amortization of                                              |
   goodwill (Note 2)                                                                  0.09         0.08  |        0.17         0.14
---------------------------------------------------------------------------------------------------------|-------------------------
Basic and diluted earnings per share (Note 2)                                         0.09         0.05  |        0.17         0.09
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

                                                                                       Three months                Six months
                                                                                      ended March 31,             ended March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002        2001   |       2002          2001
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                         $            $  |           $            $
Retained earnings, beginning of period                                             272,757      193,578  |     245,945      183,156
Share issue costs (Note 2)                                                               -            -  |      (3,800)           -
Net earnings                                                                        33,187       15,206  |      63,799       25,628
---------------------------------------------------------------------------------------------------------|-------------------------
Retained earnings, end of period                                                   305,944      208,784  |     305,944      208,784
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

                                                                                   As at March 31, 2002    As at September 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $  |                        $
Assets                                                                                                   |
                                                                                                         |
Current assets                                                                                           |
            Cash and cash equivalents                                                           152,549  |                   46,008
            Accounts receivable                                                                 337,514  |                  320,667
            Income taxes                                                                              -  |                      979
            Work in progress                                                                     91,796  |                   84,838
            Prepaid expenses and other current assets                                            57,272  |                   48,931
            Future income taxes                                                                  12,649  |                   17,998
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                651,780  |                  519,421
                                                                                                         |
Fixed assets                                                                                    129,360  |                  123,391
Contract costs and other long-term assets                                                       328,272  |                  272,403
Future income taxes                                                                              35,020  |                   32,785
Goodwill                                                                                      1,137,066  |                1,114,793
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                              2,281,498  |                2,062,793
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                         |
Liabilities                                                                                              |
                                                                                                         |
Current liabilities                                                                                      |
            Accounts payable and accrued liabilities                                            281,865  |                  315,902
            Deferred revenue                                                                     99,959  |                   85,163
            Income taxes                                                                          3,044  |                        -
            Future income taxes                                                                  24,492  |                   21,013
            Current portion of long-term debt                                                     6,116  |                    7,528
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                415,476  |                  429,606
Future income taxes                                                                              52,473  |                   43,705
Long-term debt                                                                                   38,605  |                   32,752
Deferred credits and other long-term liabilities                                                 76,185  |                   74,813
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                582,739  |                  580,876
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                         |
Shareholders' equity                                                                                     |
            Capital stock (Note 2)                                                            1,342,825  |                1,213,542
            Contributed surplus                                                                     211  |                      211
            Warrants (Note 2)                                                                    19,655  |                   19,655
            Retained earnings                                                                   305,944  |                  245,945
            Foreign currency translation adjustment                                              30,124  |                    2,564
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                              1,698,759  |                1,481,917
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                              2,281,498  |                2,062,793
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2002

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

                                                                           Three months ended March 31,  Six months ended March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      2002         2001  |        2002         2001
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                         $            $  |           $            $
Operating activities                                                                                     |
            Net earnings                                                            33,187       15,206  |      63,799       25,628
            Adjustments for                                                                              |
                        Depreciation and amortization of fixed assets               11,267        7,937  |      22,411       14,774
                        Amortization of contract costs and other                                         |
                           long-term assets                                         11,853        6,347  |      25,093       11,814
                        Amortization of goodwill                                         -        7,358  |           -       13,444
                        Deferred credits and other long-term liabilities            (8,633)           -  |     (22,312)           -
                        Future income taxes                                         12,594       (2,814) |      14,409       (1,872)
                        Foreign exchange (gain) loss                                (2,904)         969  |      (2,717)       2,098
                        Entity subject to significant influence                          -            -  |           -           (7)
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                    57,364       35,003  |     100,683       65,879
---------------------------------------------------------------------------------------------------------|-------------------------
            Changes in working capital items:                                                            |
                        Accounts receivable                                        (21,223)      (7,660) |     (13,939)       1,696
                        Work in progress                                            (8,549)     (21,612) |      (7,431)      (4,861)
                        Prepaid expenses and other current assets                    9,099       (8,634) |      (8,342)     (12,014)
                        Accounts payable and accrued liabilities                   (30,903)      (7,320) |     (34,211)     (11,261)
                        Income taxes                                                11,036          509  |       4,984     (10,797)
                        Deferred revenue                                            11,761       25,846  |      14,395       27,863
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                   (28,779)     (18,871) |     (44,544)      (9,374)
---------------------------------------------------------------------------------------------------------|-------------------------
Cash provided by operating activities                                               28,585       16,132  |      56,139       56,505
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                         |
Financing activities                                                                                     |
            Net variation of credit facility                                       (15,003)           -  |       6,360       20,000
            Decrease of other long-term debts                                         (885)     (30,521) |      (1,931)     (31,694)
            Issuance of shares                                                       1,690          311  |     129,283          485
            Share issue costs                                                            -            -  |      (5,500)           -
---------------------------------------------------------------------------------------------------------|-------------------------
            Cash (used for) provided by financing activities                       (14,198)     (30,210) |     128,212      (11,209)
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                         |
Investing activities                                                                                     |
            Business acquisitions (net of cash) (Note 3)                            (1,301)       7,348  |      (1,301)     (47,123)
            Purchase of fixed assets                                                (7,902)      (7,590) |     (28,189)     (10,577)
            Contract costs and other long-term assets                               (9,693)     (10,241) |     (49,499)     (10,375)
---------------------------------------------------------------------------------------------------------|-------------------------
Cash used for investing activities                                                 (18,896)     (10,483) |     (78,989)     (68,075)
---------------------------------------------------------------------------------------------------------|-------------------------
Foreign exchange gain on cash held in foreign currencies                             1,228        1,298  |       1,179        1,628
---------------------------------------------------------------------------------------------------------|-------------------------
Net (decrease) increase in cash and cash equivalents                                (3,281)     (23,263) |     106,541      (21,151)
Cash and cash equivalents at beginning of period                                   155,830       51,453  |      46,008       49,341
---------------------------------------------------------------------------------------------------------|-------------------------
Cash and cash equivalents at end of period                                         152,549       28,190  |     152,549       28,190
---------------------------------------------------------------------------------------------------------|-------------------------
                                                                                                         |
Interest paid                                                                          407        1,849  |         857        2,749
Income taxes paid                                                                   12,099       12,022  |      18,603       30,618
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies
These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2001.

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2001, except as noted below. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company has completed the transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

The CICA also issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This new section which is effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company is currently evaluating the effect that implementation will have on its Consolidated Financial Statements.

Note 2 - Capital stock and warrants
Capital stock - Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options - Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Warrants - In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at March 31, 2002, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition the "Initial Warrants", CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)
Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the TSE on the date preceding the issuance of the Extended Warrants.

The following table presents information concerning capital stock issued and paid and all stock options and warrants as at March 31, 2002:

Number of shares issued and paid                                                                                             Number
-----------------------------------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                                              338,993,373
Class B shares                                                                                                           40,799,774
-----------------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                                     379,793,147
Number of stock options (Class A subordinate shares)                                                                     23,518,592
Number of warrants (Class A subordinate shares)                                                                           9,680,268
-----------------------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                                        412,992,007
-----------------------------------------------------------------------------------------------------------------------------------

As at March 31, 2002 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows :

                                                                           March 31, 2002                        September 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Class A |                  |              Class A |
                                                    subordinate shares |   Class B shares |   subordinate shares |   Class B shares
-----------------------------------------------------------------------|------------------|----------------------|-----------------
                                                      Number    Amount |    Number Amount |     Number    Amount |    Number Amount
-----------------------------------------------------------------------|------------------|----------------------|-----------------
                                                                     $ |                $ |                    $ |                $
Balance, beginning of period                     327,032,717 1,159,337 |40,799,774 54,205 |240,755,667   490,645 |34,846,526  1,162
Issued for cash(1)                                11,110,000   124,988 |         -      - |          -         - | 5,953,248 53,043
Issued as consideration for business                                   |                  |                      |
   acquisitions                                            -         - |         -      - | 85,835,178   651,010 |         -      -
Fair value of options issued as consideration                          |                  |                      |
   for business acquisitions                               -         - |         -      - |          -    16,519 |         -      -
Options exercised                                    850,656     4,295 |         -      - |    441,872     1,163 |         -      -
-----------------------------------------------------------------------|------------------|----------------------|-----------------
Balance, end of period                           338,993,373 1,288,620 |40,799,774 54,205 |327,032,717 1,159,337 |40,799,774 54,205
-----------------------------------------------------------------------------------------------------------------------------------

(1) On December 20, 2001, the Company issued  11,110,000  Class A subordinate  shares to the public for cash proceeds of
$124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000)

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at March 31, 2002 and September 30, 2001.

                                                                           March 31, 2002                        September 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Number of options                                                                         |
Outstanding, beginning of period                                               24,223,852 |                               6,413,181
Granted                                                                           845,159 |                              10,643,930
Granted as consideration for business acquisitions                                      - |                               8,424,502
Exercised                                                                        (850,656)|                                (441,872)
Forfeited and expired                                                            (699,763)|                                (815,889)
------------------------------------------------------------------------------------------|----------------------------------------
Outstanding, end of period                                                     23,518,592 |                              24,223,852
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 - Capital stock and warrants (cont'd)
Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31, 2002 and 2001.

                                                                                                       Three months ended March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2002 |                                    2001
------------------------------------------------------------------------------------------|----------------------------------------
                                                  Net earnings Number of shares Per share | Net earnings Number of shares Per share
                                                   (numerator)    (denominator)    amount |  (numerator)    (denominator)    amount
------------------------------------------------------------------------------------------|----------------------------------------
                                                             $                          $ |            $                          $
Net earnings available to common shareholders           33,187      379,617,757      0.09 |       15,206      288,261,784      0.05
------------------------------------------------------------------------------------------|----------------------------------------
Dilutive options                                                      4,389,683           |                       765,726
Dilutive warrants                                                     3,480,452           |                             -
------------------------------------------------------------------------------------------|----------------------------------------
Net earnings available to common shareholders                                             |
   and assumed conversions                              33,187      387,487,892      0.09 |       15,206      289,027,510      0.05
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                         Six months ended March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2002 |                                    2001
------------------------------------------------------------------------------------------|----------------------------------------
                                                  Net earnings Number of shares Per share | Net earnings Number of shares Per share
                                                   (numerator)    (denominator)    amount |  (numerator)    (denominator)    amount
------------------------------------------------------------------------------------------|----------------------------------------
                                                             $                          $ |            $                          $
Net earnings available to common shareholders           63,799      374,455,980      0.17 |       25,628      281,893,441      0.09
------------------------------------------------------------------------------------------|----------------------------------------
Dilutive options                                                      4,353,465           |                       845,704
Dilutive warrants                                                     3,387,383           |                             -
------------------------------------------------------------------------------------------|----------------------------------------
Net earnings available to common shareholders                                             |
   and assumed conversions                              63,799      382,196,828      0.17 |       25,628      282,739,145      0.09
-----------------------------------------------------------------------------------------------------------------------------------

Note 3 - Business acquisition
During the three months ended March 31, 2002, the Company finalized the purchase price allocation of IMRglobal Corp. ("IMR") acquired by the Company on July 27, 2001. From the initial price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, this final assessment resulted in an increase of Contract costs and other long-term assets of $7,577,000, a decrease of Goodwill of $4,925,000 and a decrease of Future income taxes of $2,652,000.

During the three months ended March 31, 2002, the Company also finalized the initial purchase price allocation for other acquisitions completed during 2001. In addition, AGTI Consulting Services Inc., in which the Company holds a 49% interest, increased its interest in one of its own subsidiary. The net effect of these transactions totalled $1,301,000 as follows:

                                                                   Total
------------------------------------------------------------------------
                                                                       $
Working capital items                                                103
Fixed assets                                                          26
Goodwill                                                           1,172
------------------------------------------------------------------------
                                                                   1,301
------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Segmented information
Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                                 Corporate
                                                               Canada and    US and           expenses and Intersegment
As at and for the three months ended March 31, 2002                Europe   Pacific       BPS     programs  elimination       Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        $         $         $            $            $           $
Revenue                                                           445,540    82,107    22,387            -      (10,835)    539,199
Operating expenses                                                360,062    75,552    17,652       16,563      (10,835)    458,994
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                   85,478     6,555     4,735      (16,563)           -      80,205
            Depreciation and amortization                          18,588     2,648     1,075          809            -      23,120
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
   of goodwill                                                     66,890     3,907     3,660      (17,372)           -      57,085
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,195,031   774,629    87,567      224,271            -   2,281,498
-----------------------------------------------------------------------------------------------------------------------------------

As at and for the three months ended March 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                           324,482    36,830    18,497            -       (5,827)    373,982
Operating expenses                                                258,072    43,864    13,873        9,996       (5,827)    319,978
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                   66,410    (7,034)    4,624       (9,996)           -      54,004
            Depreciation and amortization                          12,773       498       731          282            -      14,284
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
   of goodwill                                                     53,637    (7,532)    3,893      (10,278)           -      39,720
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      849,645   132,305    77,892       47,409            -   1,107,251
-----------------------------------------------------------------------------------------------------------------------------------

As at and for the six months ended March 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                           876,238   176,603    42,491            -      (35,350)  1,059,982
Operating expenses                                                715,428   165,145    32,403       25,208      (35,350)    902,834
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                  160,810    11,458    10,088      (25,208)           -     157,148
            Depreciation and amortization                          37,720     6,807     1,845        1,132            -      47,504
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
   of goodwill                                                    123,090     4,651     8,243      (26,340)           -     109,644
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,195,031   774,629    87,567      224,271            -   2,281,498
-----------------------------------------------------------------------------------------------------------------------------------

As at and for the six months ended March 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                           618,509    74,807    36,657            -      (21,812)    708,161
Operating expenses                                                504,219    84,339    28,400       17,143      (21,812)    612,289
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                  114,290    (9,532)    8,257      (17,143)           -      95,872
            Depreciation and amortization                          23,455     1,086     1,490          557            -      26,588
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes, entity subject to
   significant influence and amortization of goodwill              90,835   (10,618)    6,767      (17,700)           -      69,284
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      849,645   132,305    77,892       47,409            -   1,107,251
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Subsequent events
On April 2, 2002, the Company acquired all of the outstanding shares of Rapid Application Developers Inc., for a total consideration of $6,371,000. This amount was paid through a cash payment of $4,110,000 and an issuance of 210,739 shares of the Company for a value of $2,261,000.

On April 17, 2002, the Company sold its Japanese operations for a total cash consideration of $9,449,000.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                            (Registrant)


Date: May 8, 2002                        By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary